Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Achari Ventures Holdings Corp. I (“the Company”) on the Amendment No. 1 to Form S-1 (Registration No. 333-258476) of our report dated February 25, 2021, except for paragraph 2 in Note 9, to which the date is August 4, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Achari Ventures Holdings Corp. I as of February 8, 2021 and for the period from January 25, 2021 (inception) through February 8, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 22, 2021